500 Oracle Parkway	phone	+16505067000
Redwood Shores	oracle.com
California 94065

March 18, 2016

VIA EDGAR

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Oracle Corporation

Form 10-K for the Fiscal Year Ended May 31, 2015

Filed June 25, 2015

File No. 1-35992

Dear Ms. Blye:

This letter is in response to the comments and request for information set forth in your letter to Mark V. Hurd, Chief Executive Officer of Oracle Corporation (“Oracle” or the “Company”), dated January 20, 2016, regarding Oracle’s Form 10-K for the fiscal year ended May 31, 2015. Oracle is responding to each inquiry with information from December 1, 2012 through February 29, 2016 (the “Relevant Period”). We last provided similar information up through November 30, 2012 to the staff of the Securities and Exchange Commission (the “Staff”) in our letter dated January 23, 2013 in response to the Staff’s letter dated November 20, 2012. February 29, 2016 is the last date of our most recently closed fiscal quarter. We note that we previously requested additional time to respond to your comments and request for information.

Oracle’s Limited Contacts with Syria and No Contacts with Sudan

You have asked Oracle to provide the Staff with information regarding Oracle’s contacts with Sudan and Syria, including any products, technology, support or services we have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts Oracle has had with the governments of Sudan and Syria or entities they control, for the Relevant Period.

Consistent with our response contained in our previous letter dated January 23, 2013, Oracle (including its subsidiaries) does not maintain any offices, employees, agents or affiliates in Sudan or Syria, and no such operations are anticipated. Oracle does not have any authorized resellers or distributors based in Sudan or Syria, or any resellers or distributors authorized to resell or distribute Oracle products into any of those countries, and none are anticipated. Oracle has authorized distributors and resellers, as well as customers, based in other countries around the world who may themselves conduct business operations in Sudan and Syria. However, the terms of our Oracle Partner Network Agreements and Distribution Agreements governing reseller and distributor relationships, and our License and Services Agreements for end users, provide clear notice that the export control laws of the United States apply to the Oracle software programs licensed and distributed and require compliance with such laws.

From time to time during the Relevant Period, Oracle may have received sales inquiries regarding its software and hardware products or related services from or for end users in Sudan or Syria. To the extent such inquiries were received by our various Oracle offices, Oracle policy requires that they be directed to Oracle’s Office of Global Trade Compliance to ensure they were handled in full compliance with all applicable export laws and regulations. In addition to such standard compliance controls, Oracle’s Office of Global Trade Compliance has implemented Oracle Global Trade Management (“GTM”), an automation platform that enables Oracle to achieve best practices in global trade compliance, including but not limited to, transactional compliance screening against restricted parties, embargoed and high-risk countries, and red-flag compliance criteria. GTM flags and prevents execution of any potential transactions that may be contrary to U.S. or other applicable export laws and regulations and supports the conduct of export compliance due diligence with respect to such potential transactions in an effort to ensure compliance with all applicable export laws and regulations and Oracle’s export compliance policies.

No Transactions in Sudan

The Company is not aware of any transaction involving Oracle and end users in Sudan during the Relevant Period. Oracle does not anticipate conducting business with or for end users in Sudan. If Oracle were to learn of proposed export, re-export or use of Oracle products or services in Sudan, our Office of Global Trade Compliance would process such cases in accordance with U.S. and applicable foreign and multilateral export compliance laws and regulations.

Limited Transactions in Syria

In the Relevant Period, Oracle was indirectly involved, through partners outside Syria, in software license and related software support transactions with one end user in Syria. Oracle also indirectly, through partners outside Syria, entered into support renewal contracts with the same end user and two additional end users in Syria during the Relevant Period. All of these transactions were made under export license authorizations from the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). Oracle received an immaterial amount of revenue during the Relevant Period for these transactions with end users in Syria, as further described below under Materiality.

Oracle anticipates a low volume of hardware, software license, and related software support transactions in the future with or for entities in Syria, in compliance with applicable U.S. export and sanctions laws and regulations.

Materiality

You have also asked Oracle to assess the materiality of any contacts with entities in Sudan and Syria and whether those contacts constitute a material investment risk for Oracle’s security holders.

Oracle believes that a reasonable investor could not consider Oracle to be doing business in Sudan since the Company did not enter into any transactions with end users in Sudan during the Relevant Period. Further, Oracle believes that a reasonable investor would be unlikely to consider Oracle to be doing business in Syria based on the limited number of transactions in that country and the fact that all transactions in Syria were made pursuant to valid U.S. export licenses approved by BIS. Oracle also believes that the limited contacts it had with end users in Syria would not be considered material to Oracle stockholders from either a quantitative or qualitative perspective.

Quantitative Analysis

As to the quantitative analysis, the amount of the contracts that we have entered into in connection with the described activities in Syria is not significant in comparison to the Company’s total revenues. During the Relevant Period, Oracle had total revenues of $122.9 billion. Oracle’s software license and software support contract values for customers in Syria totaled $1,892,655 during the Relevant Period. These transactions represent just 0.002 percent of Oracle’s total revenues for the Relevant Period as further detailed below:

Fiscal Period	Combined Software License and Software Support Contract Values from Referenced Transactions in Syria		Oracle Total Revenues	Percentage of Value of Referenced Transactions to Total Revenues
Q3-Q4 2013	$13,939	[1]	$19,905,000,000	0.000%
2014	$442,221		$38,275,000,000	0.001%
2015	$843,246		$38,226,000,000	0.002%
Q1-Q3 2016	$593,249	[2]	$26,453,000,000	0.002%

Total	$1,892,655		$122,859,000,000	0.002%

The contract values from the above referenced transactions in Sudan and Syria represent a miniscule fraction of Oracle’s total revenues such that they are not material from a quantitative perspective.

[1]	Combined software license and software support contract amounts are from December 1, 2012 through May 31, 2013.
[2]	Combined software license and software support contract amounts are from June 1, 2015 through February 29, 2016.

Qualitative Analysis

The qualitative analysis of the lack of any business activity in Sudan and the above referenced transactions in Syria also leads Oracle to conclude that it is not material and would not be deemed such by a reasonable investor.

First, Oracle complies with all U.S. and applicable sanctions and export laws and regulations. The indirect transactions Oracle had with end users in Syria were all in accordance with U.S. export and sanctions laws and regulations. Second, Oracle maintains a robust export control program and works closely with BIS and other U.S. government agencies to ensure Oracle and its resellers, distributors, and customers comply with U.S. and other applicable export control laws. Third, as a matter of its standard global business practices, Oracle requires its resellers, distributors and customers to execute an agreement acknowledging that Oracle’s software programs are subject to U.S. and other applicable export control laws and requiring adherence to those laws in any export, re-export, transfer, or use. Fourth, there have been no stockholder proposals submitted to Oracle concerning contacts with countries identified as state sponsors of terrorism. Finally, Oracle does not believe that investors will or should consider Oracle’s lawful and limited activity as detailed herein unusual or material, either quantitatively or qualitatively.

Acknowledgments

In connection with the Company’s response to your comments, Oracle acknowledges the following:

•	Oracle is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me or Kimberly Woolley, Assistant General Counsel and Assistant Secretary, both at (650) 506-7000.

Very truly yours,

/s/ Dorian Daley

Dorian Daley

Executive Vice President, General Counsel and Secretary

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC

Safra A. Catz, Chief Executive Officer and Director, Oracle Corporation

Mark V. Hurd, Chief Executive Officer and Director, Oracle Corporation

William Corey West, Executive Vice President and Chief Accounting Officer, Oracle Corporation

Brian S. Higgins, Vice President, Associate General Counsel and Assistant Secretary, Oracle Corporation

Scott Gawel, Vice President, Corporate Accounting, Oracle Corporation

Kimberly Woolley, Assistant General Counsel and Assistant Secretary, Oracle Corporation

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